Important information regarding your distributions

We are providing shareholders of the John Hancock Financial Opportunities Fund with information concerning the portion of the distributions made for March 31, 2021, that was from a source other than net investment company book income. No action is required on your part.

The amounts and sources of distributions reported in this notice are estimates, are not being provided for tax reporting purposes and may later be determined to be from taxable net investment income, short-term gains, long-term gains (to the extent permitted by law), and return of capital. The actual amounts and sources for tax reporting purposes will depend upon the Fund's investment experience during the remainder of the fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Payable Date:	Ticker #	Fund Name			CUSIP
March 31, 2021	BTO	John Hancock Financial			409735206
		Opportunities Fund

		For the period 1/1/2021-		For the fiscal year-to-date period
		3/31/2021		1/1/2021-3/31/2021 3
		Current	% of		% of
		Distribution	Current	Cumulative	Cumulative
Source		($)	Distribution	Distributions ($)	Distributions
Estimated Net Investment Income (1)		0.2275	41%	0.2275	41%
Estimated Short-Term Capital Gain (1)		0.0226	4%	0.0226	4%
Estimated Long-Term Capital Gain (1)		0.2999	55%	0.2999	55%
Estimated Return of Capital (1), (2)		0.0000	0%	0.0000	0%
Total (per common share)		0.5500	100%	0.5500	100%

(1)The amounts and sources of distributions reported above are only estimates on a book basis. These estimates may, and likely will, vary over time based on the investment activities of the Fund and changes in the value of portfolio investments. The sources of distributions may later be determined to be from taxable net investment income, short-term gains, long-term gains (to the extent permitted by law), and return of capital. Investors should understand that a return of capital is not a distribution from income or gains of a Fund.

(2)On a tax basis, the estimated components of the current distribution and cumulative distribution would include an estimated return of capital of $0.0000 (0%) and $0.0000 (0%), respectively. These amounts are estimates and the actual amounts and sources for tax reporting purposes may change upon final determination of tax characteristics and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

(3)The Fund's current fiscal year began on January 1, 2021 and will end on December 31, 2021.

If you have questions or need additional information, please contact your financial professional or call the John Hancock Investment Management Closed-End Fund Information Line at 1-800-843- 0090, Monday through Friday between 8:00 a.m. and 7:00 p.m., Eastern Time.

John Hancock Financial Opportunities Fund

Notification of Sources of Distribution

This notice provides shareholders of the John Hancock Financial Opportunities Fund (NYSE: BTO) with important information concerning the distribution declared on June 1, 2021, and payable on June 30, 2021. No action is required on your part.

Distribution Period:	June 2021
Distribution Amount Per Common Share:	$0.5500

The following table sets forth the estimated sources of the current distribution, payable June 30, 2021, and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short term capital gains; net realized long term capital gains; and return of capital or other capital source. All amounts are expressed on a per common share basis and as a percentage of the distribution amount.

			For the fiscal year-to-date period
	For the period 4/1/2021-6/30/2021		1/1/2021-6/30/2021 1
				% Breakdown
	Current	% Breakdown	Total Cumulative	of the Total
		of the Current		Cumulative
Source	Distribution ($)	Distribution	Distributions ($)	Distributions
Net Investment Income	0.1421	26%	0.3646	33%
Net Realized Short-
Term Capital Gains	0.0252	4%	0.0470	4%
Net Realized Long-
Term Capital Gains	0.3827	70%	0.6879	63%
Return of Capital or
Other Capital Source	0.0000	0%	0.0000	0%
Total per common share	0.5500	100%	1.0995	100%

Average annual total return (in relation to NAV) for the 5 years ended on May 31, 2021				15.37%
Annualized current distribution rate expressed as a percentage of NAV as of May 31, 2021				5.56%
Cumulative total return (in relation to NAV) for the fiscal year through May 31, 2021				40.92%

Cumulative fiscal year-to-date distribution rate expressed as a percentage of NAV as of May
31, 2021				2.78%

You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's managed distribution plan.

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

1The Fund's current fiscal year began on January 1, 2021 and will end on December 31, 2021.

The Fund has declared the June 2021 distribution pursuant to the Fund's managed distribution plan (the "Plan"). Under the Plan, the Fund makes fixed quarterly distributions in the amount of $0.5500 per share, which will continue to be paid quarterly until further notice.

If you have questions or need additional information, please contact your financial professional or call the John Hancock Investment Management Closed-End Fund Information Line at 1-800-843-0090, Monday through Friday between 8:00 a.m. and 7:00 p.m., Eastern Time.